Exhibit 99.2

November 1, 2024

VIA SEDAR+

British Columbia Securities Commission, as Principal Regulator
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Re:	Silvercorp Metals Inc. (the “Company”) - Voluntary Filing of Technical Report

The enclosed technical report entitled “National Instrument 43-101 Mineral Resource Technical Report of Baiyunpu Gold-Lead-Zinc Project, Hunan Province, China” dated June 30, 2024 (the “Report”) is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”).

The Report is being filed by the Company to provide information relating to the Baiyunpu Gold-Lead-Zinc Project, and not as a result of a requirement under NI 43-101.

Yours sincerely,

Silvercorp Metals Inc.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel & Corporate Secretary